Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Jonathan M. Kopcsik, Esq.
(215) 564-8099
jkopcsik@stradley.com

May 6, 2022
VIA EDGAR

Jeff Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Ivy Funds/Ivy Variable Insurance Portfolios (the “Trusts”)
Preliminary Proxy Statement
File Nos. 033-45961, 811-06569/033-11466, 811-05017

Dear Mr. Foor:
On behalf of the Trusts, below are their responses to the comments you provided to us on April 26, 2022 with regard to the Trusts’ preliminary proxy statement (the “Proxy Statement”) relating to the proposals to approve: (i) an amendment to the fundamental investment limitation on concentration for certain series of the Trusts (each a “Fund” and together, the “Funds”); and (ii) a change to the Funds’ diversification status (collectively, the “Proposals”).
The Proxy Statement was filed with the U.S. Securities and Exchange Commission (“Commission”) on April 11, 2022.
Below we have provided your comments and the Trusts’ response to each comment.  All capitalized terms not otherwise defined herein have the meaning given to them in the Proxy Statement.
1.	Comment: Remove the references to “each Fund” in the description of both Proposals as they only require Fund-level votes and do not require differentiating with Trust-level votes.

Response. The requested change will be made.
2.
Comment:  In Proposal 1 of the Proxy Statement, change the reference from “may” to “will” or “shall” when talking about the Funds’ intention to concentrate in the consumer staples industry. Additionally, change the references to “consumer staples sector” to “consumer staples industry” to be consistent with the language used in the Investment Company Act of 1940.

Response.  The requested changes will be made.
3.
Comment:  Throughout the Proxy Statement, clarify that the Trusts are not asking shareholders to vote on how consumer staples concentration will be measured with respect to the definitions of “healthcare sector” or the “communications sector” referenced in Proposal 1, the definitions of which are not fundamental policies.

Response. The requested change will be made.
4.
Comment:  With respect to the comparative table in Proposal 1, remove the explanation in the “Proposed Language” column explaining how the Funds will measure consumer staples industry concentration for the healthcare and communications sectors.

Response:  The requested change will be made.
5.	Comment: Include a brief explanation of the considerations of the Trusts’ Board of Trustees in approving the submission of the Proposals to shareholders.
Response:  The requested change will be made.
* * *
Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Kathryn Williams Macquarie Investment Management

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